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United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY

BOARD OF DIRECTORS MEETING OF VALE S.A.

On January 04, 2017, at 9:30am, met, extraordinarily, at Rua Almirante Guilhem, 378, 7th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, Messrs. Gueitiro Matsuo Genso — Chairman of the Board, Dan Conrado, Marcel Juviniano Barros, Eduardo Refinetti Guardia (by conference call), Fernando Jorge Buso Gomes (by conference call), Oscar Augusto de Camargo Filho, Eduardo de Salles Bartolomeo, Alberto Ribeiro Guth, Lucio Azevedo (by conference call), and the alternates Messrs. Moacir Nachbar Junior (by conference call), and Yoshitomo Nishimitsu, and also Mr. Clovis Torres, Executive Officer and General Counsel of Vale S.A. (“Vale”), as secretary, having unanimously resolved upon the following: “DESIGNATION OF THE VICE CHARMAIN AND RELOCATION OF ALTERNATE MEMBERS OF THE BOARD OF DIRECTORS — The Board of Directors approved (i) the designation of Mr. FERNANDO JORGE BUSO GOMES as Vice Charmain of the Board of Directors of Vale, under Article 11, § 8 of the Bylaws; and (ii) the relocation of alternate members of the Board of Directors in a way that Mr. Moacir Nachbar Junior becomes an alternate member of Mr. Fernando Jorge Buso Gomes, remaining vacant the position of effective member which has as its alternate Mr. Luiz Maurício Leuzinger.” I certify that the above resolution was taken from the minutes recorded in the Book of Meetings of the Board of Directors of Vale.

Rio de Janeiro, January 04, 2017.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 04, 2017		Director of Investor Relations